JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

April 24, 2024

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)
T-Rex 1.5X Long Spot Bitcoin Daily Target ETF
T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF
T-Rex 1.75X Long Spot Bitcoin Daily Target ETF
T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF
T-Rex 2X Long Spot Bitcoin Daily Target ETF
T-Rex 2X Inverse Spot Bitcoin Daily Target ETF

Dear Mr. Mathews:

This letter provides the responses of World Funds Trust (the “Trust”) to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on April 16, 2024. The comments related to three Post-Effective Amendments (each, a “PEA” and collectively, the “PEAs”) to the registration statement of the Trust, which were each filed on January 3, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. Each PEA was filed to register shares of two new series of the Trust: (i) PEA No. 431 was filed to register the T-Rex 1.5X Long Spot Bitcoin Daily Target ETF and T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF; (ii) PEA No. 432 was filed to register the T-Rex 1.75X Long Spot Bitcoin Daily Target ETF and T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF; and (iii) PEA No. 433 was filed to register the T-Rex 2X Long Spot Bitcoin Daily Target ETF and T-Rex 2X Inverse Spot Bitcoin Daily Target ETF (each a “Fund”, and together the “Funds”). We note that this is the fourth set of comments provided by the Staff with respect to the PEAs, and we have previously submitted three correspondence letters to the Staff responding to those previously provided comments (the “Previous Response Letters”). For your convenience, I have summarized the supplemental comments in this letter and provided the Trust’s response below such comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEAs.

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

April 24, 2024

1.	Comment: The hypothetical rolling VaR analysis for the inverse 2X products exceeded the allowable limits under Rule 18f-4 for certain periods. In correspondence, please explain how the Funds operationally intend to address any VaR levels in excess of permissible limits under Rule 18f-4 and remain in compliance under the Rule.

Response: The periods referenced by the Staff in which the hypothetical VaR test resulted in VaR calculations in excess of the limits of Rule 18f-4 were primarily the result of a period in which one of the Funds’ Reference ETPs (GBTC) traded at unusual premiums and discounts prior to becoming an ETF that were not reflective of the daily volatility of Bitcoin. As per our discussions, the Funds have alternative Reference ETPs (i.e., other than GBTC) and may also use indexes directly based on Bitcoin as the reference asset for its swaps. In the event that a Fund’s VaR exceeds permissible limits under Rule 18f-4 and the Adviser does not expect to be able to satisfy the VaR test within the five business day cure period allowed by the Rule 18f-4, the Fund’s exposure would be reduced; as a result the Fund would not be able to achieve its daily target return of 2X or -2X during that period, as described in the Funds’ prospectus.

2.	Comment: Regarding the designated index, the designated index provides returns on days that the Reference ETPs are not trading. In correspondence, please describe how the Fund will address potential differences in VaR of the designated index versus the VaR of the Reference ETP, which could arise because of this difference. If weekend days were included in the analysis, what impact would that have on the 18f-4 analysis?

Response: Rule 18f-4 requires that a fund calculate its VaR at least once each business day (emphasis added). Although the price of Bitcoin, and the value of the reference index for purposes of the VaR calculation, may fluctuate on days that the Reference ETPs are not trading, the Funds are not required to calculate VaR on those days. Additional disclosure t this effect has been added to the Funds’ prospectus.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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